Exhibit 8.1

Subsidiaries of Galapagos NV

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Galapagos B.V.	The Netherlands
Galapagos Biotech Ltd.	United Kingdom
Galapagos SASU	France
Fidelta d.o.o.	Croatia
Galapagos, Inc.	United States
Xenometrix, Inc.	United States
Galapagos GmbH	Switzerland
Galapagos Real Estate Belgium BV	Belgium
Galapagos Biopharma Belgium BV	Belgium
Galapagos Real Estate Netherlands B.V.	The Netherlands
Galapagos Biopharma Netherlands B.V.	The Netherlands
Galapagos Biopharma Spain S.L.U.	Spain
Galapagos Biopharma Italy S.r.l.	Italy
Galapagos Biopharma Germany GmbH	Germany